June 5, 2018

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attention: Ada Sarmiento

VIA EDGAR

Re:	Abeona Therapeutics Inc. Registration Statement on Form S-3 Filed on June 1, 2018 File No. 333-224867

Dear Ms. Sarmiento:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Abeona Therapeutics Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on June 7, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling John J. Concannon III at (617) 951-8874.

Very Truly Yours,

Abeona Therapeutics Inc.

By:	/s/ Stephen B. Thompson
Name: Title:	Stephen B. Thompson Vice President Finance

cc:	John J. Concannon III, Morgan, Lewis & Bockius LLP